UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010.

Comission File Number 001-32535

Bancolombia S.A.
(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES AUTHORIZATION FOR AN OFFERING OF SENIOR NOTES

Medellin, Colombia, November 22, 2010

Today, the Board of Directors of Bancolombia S.A. (“Bancolombia”) approved the issuance of up to COP $1,000,000,000,000.00 (approximately US $532,807,629.81) in aggregate principal amount of Senior Notes (Bonos Ordinarios or the “Senior Notes”) and the related Reglamento de la Emision (the “Terms of the Senior Notes”).

Pursuant to the approved Terms of the Senior Notes, the Senior Notes will be issued in one series and may be offered abroad, in one or more issuances, depending on market conditions at the time and any authorizations granted for this purpose by the authorities. The Senior Notes would have a term which may be up to 7 years, as included in the final prospectus.

Any proceeds from the offerings will be used for general corporate purposes, which include carrying out the business of a financial institution in accordance with applicable law.

This press release shall not constitute an offer to sell, or a solicitation of an offer to buy, nor shall there be any sales of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date: November 22, 2010	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance